# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRERA HOLDINGS PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0002052567
Persons authorized to receive notices and communications: Andrea Langella, Via Francesco Caracciolo no. 9, Naples, Italy (L6), 80122, 39 335 625 0018

## Reporting persons
- XX Settembre Holding S.r.l. (CIK 0002052567): type of reporting person: other (OO); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 4,200,000; shared voting power 3,200,000; sole dispositive power 4,200,000; shared dispositive power 3,200,000; aggregate amount beneficially owned 7,400,000 (41.7% of the class)
  Comment: For Box 8, 10, 11 and 13:
  Reflects 3,200,000 class B ordinary shares, $0.005 nominal value per share ("Class B Ordinary Shares"), of Brera Holdings PLC, an Irish public limited company (the "Issuer"), held directly by S.S. Juve Stabia S.r.l., an Italian limited liability company (societa a responsabilita limitata) ("Juve Stabia"), which the Reporting Person is deemed to beneficially own.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share
Name of issuer: BRERA HOLDINGS PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: Explanatory Note: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 17, 2025 (the "Original Schedule 13D"). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 20, 2025, the Issuer entered into an amendment agreement and final closing memorandum (the "Closing Memorandum") with the Reporting Person, which amended the SPI Agreement, as amended on January 10, 2025, by the Restated SPI Agreement, and on February 11, 2025, by an amendment agreement and third closing memorandum (the "Amendment Agreement"), pursuant to which the Issuer paid the Reporting Person EUR500,000 in cash and acquired additional share capital in Juve Stabia bringing the Issuer's aggregate equity ownership to 38.46% of the issued and outstanding share capital of Juve Stabia. The Closing Memorandum provided that, among other things, the final closing (the "Final Closing") will occur on June 20, 2025, and the final stake purchase price will be EUR2,250,000, of which EUR1,250,000 is to be paid in cash and EUR1,000,000 is to be paid in Class B Ordinary Shares, for a total of 52% of the issued and outstanding share capital of Juve Stabia. As a result, at the Final Closing on June 20, 2025, the Issuer paid the Reporting Person EUR1,250,000 and issued the Reporting Person 1,800,000 Class B Ordinary Shares and acquired additional share capital in Juve Stabia bringing the Issuer's aggregate equity ownership to 52% of the issued and outstanding share capital of Juve Stabia. The foregoing descriptions of the Amendment Agreement and the Closing Memorandum do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment Agreement and the Closing Memorandum attached hereto as Exhibit 3 and Exhibit 4, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3 Amendment Agreement and Third Closing Memorandum, dated February 11, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to the Issuer's Report on Form 6-K filed on February 13, 2025)

Exhibit 4 Amendment Agreement and Final Closing Memorandum, dated June 20, 2025, by and among Brera Holdings PLC and XX Settembre Holding S.r.l. (incorporated by reference to Exhibit 1.1 to the Issuer's Report on Form 6-K filed on June 23, 2025)

## Signatures
- XX Settembre Holding S.r.l.: /s/ Andrea Langella, Andrea Langella/Director (06/23/2025)